# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Huachen AI Parking Management Technology Holding Co., Ltd, CIK 0001958399
CUSIP: G4645R114
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No. 1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, China (F4), 314205
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057516

## Reporting persons
- Jinglu Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,652,000; shared voting power 0; sole dispositive power 2,652,000; shared dispositive power 0; aggregate amount beneficially owned 2,652,000 (8.36% of the class)
  Comment: (1) Zixuan Chen is the sole shareholder and director of Huamao (BVI) Limited, a British Virgin Islands company holding 2,652,000 ordinary shares, par value $ 0.00000125 per share ("Ordinary Shares") of Huachen AI Parking Management Technology Holding Co., Ltd (the "Issuer"), which represent 8.36% of the total Ordinary Shares issued and outstanding of the Company as of the date of hereof.
  
  (2) The calculation above is based on 31,725,000 Ordinary Shares issued and outstanding as of the date hereof.

## Item 1. Issuer
Name of issuer: Huachen AI Parking Management Technology Holding Co., Ltd
Address of issuer's principal executive offices: No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang,China, 314205

## Item 2. Person Filing
Name of person filing: Jinglu Li
Address of principal business office or, if none, residence: No. 1018 Haihe Road, Dushangang Town Pinghu City, Jiaxing, Zhejiang Province, China, 314205
Citizenship: F4

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,652,000
Percent of class: 8.36
Sole power to vote or to direct the vote: 2,652,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,652,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jinglu Li: /s/ Jinglu Li, Jinglu Li (03/14/2025)